SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a) OF THE INVESTMENT

COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name:             Equinox Trust

Address of Principal Business Office (No. & Street, City, State, Zip Code):

47 Hulfish Street, Suite 510

Princeton, NJ 08542

Telephone Number (including area code): (609) 430-0404

Name and address of agent for service of process:

Daniel Prezioso

Equinox Group Distributors, LLC

47 Hulfish Street, Suite 510

Princeton, NJ 08542

With a copy to:

Ray Shirazi

Cadwalader, Wickersham & Taft, LLP

One World Financial Center

New York, NY 10281

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A. Yes ☒ No ☐

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf in the City of Princeton and State of New Jersey on the 24th day of October, 2013.

        EQUINOX TRUST

By: EQUINOX GROUP DISTRIBUTORS, LLC

By:	/s/ Jason Gerb
Name: Jason Gerb
Title: Executive Representative

Attest:	/s/ Robert J. Enck
Name: Robert J. Enck
Title: Member, Office of the President